

SWBC Investment Services, LLC

9311 San Pedro Avenue, Suite 600 · San Antonio, Texas 78216
210.525.1241 · Toll-free: 800.527.0066 · Fax: 210.525.9461
www.swbc.com/investment-services

February 24, 2023

SWBC Investment Services, LLC's Exemption Report

SWBC Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2022, except as described below.

The following items were not promptly transmitted to the clearing broker as required by guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of items
January	2
February	2
March	1
April	3
May	1
June	0
July	0
August	1
September	0
October	1
November	0
December	0



SWBC Investment Services, LLC

9311 San Pedro Avenue, Suite 600 · San Antonio, Texas 78216
210.525.1241 · Toll-free: 800.527.0066 · Fax: 210.525.9461
www.swbc.com/investment-services

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) proprietary trading; (2) private placements of securities; and (3) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

The following items were not promptly transmitted to the issuer or its agent:

Month	Number of items
January	4
February	5
March	3
April	1
May	1
June	6
July	4
August	1
September	2
October	3
November	1
December	0

I, John P. Tuohy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully,

John P. Tuohy
Chief Executive Officer